Mail Stop 3561

July 29, 2009

Gale E. Klappa
Chief Executive Officer, President
Wisconsin Energy Corporation
231 West Michigan Street
P.O. Box 1331
Milwaukee, Wisconsin 53201

> **Re:** **Wisconsin Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-09057**

Dear Mr. Klappa:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director